Exhibit G

                                 Form of Notice

         The Southern Company ("Southern"), a registered holding company, under the Public Utility Holding Company Act of 1935, as amended (the "Act"), has filed an application-declaration pursuant to Sections 6(a), 7 and 12(b) of the Act and Rule 45 thereunder.

         Southern Company Services, Inc. ("Services") is a wholly-owned subsidiary of Southern. Services provides certain services for Southern and its associate companies in the Southern electric system pursuant to authorization of the Securities and Exchange Commission (the "Commission"). Southern proposes that, from time to time on or before April 30, 2007, it may guarantee indebtedness or other obligations incurred by Services, as described herein, in an aggregate amount not to exceed $330,000,000 at any time outstanding. Southern hereby requests authority for such guarantees. The transactions by Services referred to herein do not require Commission approval.

         Services may issue and sell new notes (the "Proposed Notes") to a lender or lenders other than Southern. The Proposed Notes would be issued pursuant to an agreement or agreements with such lender or lenders and may be guaranteed by Southern as to principal, premium, if any, and interest. The Proposed Notes may have terms of up to 50 years, contain sinking funds and bear interest at a rate or rates not to exceed 3.5 percentage points per annum over the rate for United States Treasury securities of corresponding maturity at the time the lender or lenders commit to purchase the particular issue. Services may engage an agent to place the Proposed Notes for a commission based upon the principal amount borrowed.

         Services also may effect short-term or term-loan borrowings under one or more revolving credit commitment agreements. Short-term borrowings under such agreement or agreements would have a maximum maturity of one year; term loans would have maturities up to 10 years. It is expected that the borrowings would be evidenced by a "grid" promissory note to be dated the date of the initial borrowing and the date of each borrowing thereafter when a "grid" short-term or term-loan note, as the case may be, is not outstanding.

         Such borrowings would bear interest at rates to be negotiated with the lending financial institution or institutions. In addition, it is expected that Services will be obligated to pay fees in connection with the credit arrangements. Such interest rates and fees will be negotiated based upon prevailing market conditions.

         Services also may effect borrowings from certain banks and other institutions. Such institutional borrowings will be evidenced by notes to be dated as of the date of such borrowings and to mature in not more than seven years after the date of borrowing or by "grid" notes evidencing all outstanding borrowings from each lender to be dated as of the date of the initial borrowing and to mature in not more than seven years after the date of borrowing. Generally, borrowings will be prepayable in whole, or in part, without penalty or premium, and will be at rates to be negotiated with the lending institutions based upon prevailing market conditions. Services also may negotiate separate rates for, and/or agree not to prepay, particular borrowings if it is considered more favorable to Services.

         The net proceeds realized by Services from borrowings guaranteed by Southern pursuant to authorization granted hereunder will be used to fund the general requirements of Services' business, including the possible refunding of outstanding indebtedness.

         Southern further proposes that it may guarantee obligations incurred by Services in connection with installment purchases, sale-leasebacks, leases or other acquisitions of equipment or other assets.

         Pursuant to an order of the Commission, Southern has authority to guaranty indebtedness or other obligations of Services in an amount not to exceed $120,000,000 outstanding at any time prior to June 30, 2004 as set forth in Commission File No. 70-8961 (HCAR No. 35-27082, dated October 8, 1999) (the "Guaranty Authorization"). As of December 31, 2003, approximately $72,000,000 was outstanding pursuant to the Guaranty Authorization. The requested authority would replace the Guaranty Authorization.

          Southern hereby requests that the Commission issue its order authorizing the proposed guaranty of indebtedness or other obligations of Services in an aggregate amount not to exceed $330,000,000 at any time outstanding on or prior to April 30, 2007.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.